UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 7

PHARMANET DEVELOPMENT GROUP, INC.

(Name of Subject Company)

PHARMANET DEVELOPMENT GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

717148100

(CUSIP Number of Class of Securities)

Jeffrey P. McMullen

Chief Executive Officer

PharmaNet Development Group, Inc.

504 Carnegie Center

Princeton, New Jersey 08540

(609) 951-6800

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Denis Segota

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6633

and

Charles M. Nathan

David Kurzweil

Latham & Watkins LLP

885 Third Avenue

New York, New York 10022

(212) 906-1200

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 12, 2009 (as amended from time to time, the “Schedule 14D-9”) by PharmaNet Development Group, Inc., a Delaware corporation (“PharmaNet”).   The Schedule 14D-9 relates to the tender offer which was commenced by PDGI Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.001 per share of PharmaNet, and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.10 per share, of PharmaNet (collectively, the “Shares”), at a price of $5.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.  The Offer was made in connection with the Agreement and Plan of Merger, dated February 3, 2009 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among JLL PharmaNet Holdings, LLC, a Delaware limited liability company and Purchaser’s sole stockholder, Purchaser and PharmaNet, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

     The information in this Amendment No. 7 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 7.

     You should read this Amendment No. 7 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following:

Expiration of the Offer; Commencement of Subsequent Offering Period

“As previously disclosed, at 12:00 midnight, New York City time, on Thursday, March 19, 2009, the Offer expired. Based on information from the Depositary, as of 12:00 midnight, New York City time, on Thursday, March 19, 2009, a total of approximately 17,876,946 Shares (in addition to 4,636,682 Shares delivered through notices of guaranteed delivery) were validly tendered and not withdrawn pursuant to the Offer, representing approximately 90.3% of the currently outstanding Shares.

The number of Shares tendered pursuant to the Offer satisfies the Minimum Condition. Purchaser has accepted for payment all validly tendered and not withdrawn Shares and will make payment to the Depositary for the accepted Shares promptly.

On March 20, 2009, Parent and PharmaNet issued a joint press release announcing that Purchaser has accepted for payment all Shares that were validly tendered and not withdrawn prior to the Expiration Date of the Offer. Parent and PharmaNet also announced that Purchaser has elected to provide a subsequent offering period, which will commence immediately and will expire at 5:00 p.m., New York City time, on March 27, 2009 (the “Subsequent Offering Period”). The full text of the press release is attached as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated herein by reference.

All Shares validly tendered during the Subsequent Offering Period will be accepted and stockholders who tender their Shares pursuant to the Offer during the Subsequent Offering Period will receive the same Offer Price paid to tendering stockholders who tendered their Shares pursuant to the Offer during the offering period. The procedures for accepting the Offer and tendering Shares during the Subsequent Offering Period are the same as those described for the Offer, except that (i) the guaranteed delivery procedures may not be used during the Subsequent Offering Period and (ii) Shares tendered during the Subsequent Offering Period may not be withdrawn.”

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(5)(F)	Joint Press Release, dated March 20, 2009 of Parent and Purchaser (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed on March 20, 2009).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2009	PHARMANET DEVELOPMENT GROUP, INC.

	By:	/s/ John P. Hamill
	Name:	John P. Hamill
	Title:	EVP and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated February 12, 2009 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent and Purchaser on February 12, 2009 (the “Schedule TO”)).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)

Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), including instructions for completing the form (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(1)(G)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder*
(a)(2)	Letter to Stockholders from the Chief Executive Officer of the Company, dated February 12, 2009.*
(a)(5)(A)	Summary Advertisement published in the Wall Street Journal on February 12, 2009 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(5)(B)

Joint Press Release, dated February 3, 2009, of the Company and Parent regarding execution of the Agreement and Plan of Merger (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on form 8-K filed on February 3, 2009).

(a)(5)(C)	Joint Press Release, dated February 12, 2009 of PharmaNet and Parent (incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO).
(a)(5)(D)	Press Release, dated March 13, 2009 of Parent (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).
(a)(5)(E)	Press Release, dated March 18, 2009 of Parent (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).
(a)(5)(F)	Joint Press Release, dated March 20, 2009 of Parent and Purchaser (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO filed on March 20, 2009).
(e)(1)

Agreement and Plan of Merger, dated as of February 3, 2009, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on February 3, 2009).

(e)(2)(A)

Amended and Restated Employment Agreement, dated as of December 16, 2008, effective as of December 31, 2008, by and between the Registrant and Jeffrey P. McMullen (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(B)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and John P. Hamill (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(C)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Thomas J. Newman, M.D. (incorporated by reference to Exhibit 10.3 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(D)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Mark Di Ianni (incorporated by reference to Exhibit 10.4 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(2)(E)

Amended and Restated Employment Agreement, dated as of December 31, 2008, by and between the Registrant and Robin C. Sheldrick (incorporated by reference to Exhibit 10.5 to the Company’s Form 8-K which was filed on February 11, 2009).

(e)(3)	Confidentiality Agreement, dated as of December 1, 2008, by and between the Company and JLL Partners, Inc.*
(g)(3)	Section 262 of the Delaware General Corporation Law*
(g)(4)	Memorandum to All Employees Holding Options or Restricted Stock Units Under the PharmaNet Stock Plans*
(g)(5)	Memorandum to All Employees Holding Shares Purchased Under the ESPP*

(g)(6)	Memorandum to Holders of Restricted Stock Units Which Vest on March 4, 2009*

*  Previously filed with the Schedule 14D-9, as amended.